            Item 7(i)

Geneve Corporation

96 Cummings Point Road

Stamford, Connecticut 06902

September 18, 2006

To:

The Special Committee of the Board of Directors

of The Aristotle Corporation

Gentlemen:

Geneve Corporation and the Special Committee of the Board of Directors of The Aristotle Corporation have been unable to reach agreement in respect of Geneve’s proposal of May 22, 2006 to purchase the outstanding shares of Aristotle Common Stock and Series I Preferred Stock that it does not own.  Therefore, Geneve’s proposal is hereby withdrawn.

Thank you for your close attention to, and diligence in respect of, Geneve’s proposal.

Very truly yours,

Geneve Corporation

By /s/ Steven B. Lapin

Steven B. Lapin

President

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